July 7, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Amanda Ravitz

Re:

Toyota Auto Finance Receivables LLC

Amendment No. 1 to Registration Statement on Form S-3

Filed May 28, 2009

File No. 333-159170

Dear Ms. Ravitz:

On May 28, 2009 (the “Submission Date”), our client, Toyota Auto Finance Receivables LLC (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to Registration Statement on Form S-3, including a representative form of prospectus supplement for use in offering a series of asset-backed notes (the “Prospectus Supplement”), a base prospectus (the “Base Prospectus,” and together with Prospectus Supplement, the “Prospectus”) and certain exhibits (the “Exhibits,” and together with Prospectus, the “Documents”).  On June 8, 2009, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

Registration Statement on Form S-3

General

1.

Comment:  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We hereby confirm, on behalf of the Company, that the Company and each issuing entity previously established, directly or indirectly, by the Company or any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as this offering.  Toyota Motor Credit Receivables Corporation (CIK No. 0000908599) previously offered classes of asset-backed securities involving the same asset class as this offering.

2.

Comment:  Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, [or] that finalized agreements will be filed simultaneously with or prior to the final prospectus.  All finalized agreements should be filed no later than two business days from the closing date of each takedown.  Refer to Item 1100(f) of Regulation AB.  Please confirm that you will file the material agreements within two business days of each takedown.

Response:  We hereby confirm, on behalf of the Company, that all material terms to be included in the finalized agreements will either be disclosed in the final Rule 424(b) Prospectus, or that final agreements will be filed simultaneously with or prior to the filing of the final Prospectus.  We hereby also confirm, on behalf of the Company, that the finalized agreements will be filed no later than two business days from the closing date of each takedown.

3.

Comment:  Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:  We hereby confirm, on behalf of the Company, that unqualified legal and tax opinions will be filed at the time of each takedown.

Cover Page

4.

Comment:  Please add the section that indicates what category of filer you are and check the appropriate box.  Refer to Form S-3.

Response:  We have added the section that indicates which category of filer the Company is and have checked the appropriate box.

Prospectus Supplement

General

5.

Comment:  Please provide bracketed language in the prospectus supplement to indicate that you will provide disclosure regarding any originators that will underwrite 10% or more of the pool assets, if applicable.  Refer to Item 1110 of Regulation AB.

Response:  We have added bracketed language in the Prospectus Supplement to indicate that disclosure will be added regarding any originators that underwrite 10% or more of the pool of assets, if applicable.  Please see pages S-9 and S-41 of the Prospectus Supplement.

Cover Page

6.

Comment:  We note your disclosure on the cover page that information may differ between the prospectus and the accompanying prospectus supplement.  Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it.  Please delete or revise accordingly.

Response:  We have deleted the disclosure on the cover pages of the Prospectus Supplement and Base Prospectus previously indicating that information may differ between the Base Prospectus and the Prospectus Supplement.  We confirm, on behalf of the Company, that the disclosure in a Prospectus Supplement may enhance disclosure in the Base Prospectus, but should not contradict it.  Please see the cover pages of the Prospectus Supplement and the Base Prospectus.

7.

Comment:  Please revise the statement in the box on the left-hand side regarding obligations of the notes to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB.  In this regard, please clarify that the notes represent the obligations of the issuing entity.

Response:  We have revised the statement in the boxes on the left-hand side of the cover pages of the Prospectus Supplement and Base Prospectus regarding obligations of the notes to ensure that they accurately reflect the language under Item 1102(d) of Regulation AB.  The statement now clarifies that the notes represent obligations of only the issuing entity.  Please see the cover page of the Prospectus Supplement.

Summary

Revolving Period, page S-9

8.

Comment:  We note the disclosure on page 54 that the prospectus supplement may include factors that would trigger an early termination of the revolving period.  Please provide bracketed disclosure here outlining what potential factors could trigger early termination of the revolving period.  Further, provide information regarding any change in the amortization period following an early termination.

Response:  We have revised the Prospectus Supplement to include bracketed disclosure regarding early amortization events that terminate the revolving period.  We have also included bracketed language to provide that additional disclosure will be added as required in accordance with Item 1103(a)(5) of Regulation AB.  Please see page S-11 of the Prospectus Supplement.

TALF Eligibility, S-20

9.

Comment:  We note your disclosure here and throughout the prospectus supplement regarding your potential participation in TALF.  Please discuss TALF in greater detail, including a description of the relevant requirements and limitations for receiving loans under the program.  Revise your disclosure to define the term “eligible collateral,” as such term is defined pursuant to TALF, and describe the basis for your belief that the notes could meet this criteria.

Response:  We have revised the disclosure throughout the Prospectus Supplement regarding the Company’s potential participation in TALF.  The Prospectus Supplement has been revised to discuss TALF in greater detail, including descriptions of the relevant requirements and limitations with respect to receiving loans under TALF.  The disclosure in the Prospectus Supplement also defines the term “eligible collateral” by reference to TALF and describes the basis for the Company’s belief that the notes could meet the criteria set forth under TALF.  Please see the cover page, pages S-22, S-25, S-43, S-56, Annex C and Annex D of the Prospectus Supplement.

TALF Risk Factor, page S-23

10.

Comment:  Please expand your bracketed disclosure regarding TALF risk factors.  Your risk factor discussion should include a discussion of the risks associated with TALF regulations relating to creditworthiness, maturity limits and deadlines for TALF funding.

Response:  We have revised the disclosure in the Prospectus Supplement regarding the TALF risk factor to include a discussion of the risks associated with the credit ratings of the notes, maturity limits and deadlines applicable to TALF.  Please see page S-25 of the Prospectus Supplement.

The Issuing Entity, page S-34

11.

Comment:  The last sentence on page S-34 and Section 3.13 of the Indenture state[s] that the issuing entity is prohibited from borrowing money or incurring liability other than with the issue of the notes being registered.  This appears to conflict with the ability to enter into a revolving liquidity note or facility with Toyota Motor Credit Corporation.  Please advise us as to how this apparent inconsistency is not an issue or revise to reconcile the disclosures.

Response:  We have revised the disclosure in the Prospectus Supplement regarding the ability of the Trust to enter into a revolving liquidity note.  We have also revised Section 3.13 of the Indenture and Sections 2.03 and 6.01 of the Amended and Restated Trust Agreement regarding the ability of the Issuing Entity to enter into a revolving liquidity note.  Please see pages S-38 and S-39 of the Prospectus Supplement, Section 3.13 of the Indenture and Sections 2.03 and 6.01 of the Amended and Restated Indenture.

The Sponsor, Administrator and Servicer, page S-36

12.

Comment:  We note your disclosure that the servicer may delegate servicing responsibilities to third parties or affiliates.  Please add bracketed language to the summary of the prospectus supplement to indicate that you will disclose, when known, all servicers contemplated by Item 1108(a)(2) of Regulation AB.  Provide information in the prospectus supplement regarding additional servicers in accordance with Item 1108(a)(3) of Regulation AB.

Response:  We have added bracketed language to the Prospectus Supplement to indicate that (i) disclosure will be added when required by Item 1108(a)(2) of Regulation AB regarding contemplated servicers and (ii) information will be provided regarding additional servicers in accordance with Item 1108(a)(3) of Regulation AB.  Please see page S-41 of the Prospectus Supplement.

13.

Comment:  Furthermore, confirm that you will report any additional servicers or change in servicer as required under Item 6.02 of Form 8-K.

Response:  We hereby confirm, on behalf of the Company, that any additional servicers or any change of servicer will be reported by the Company as required under Item 6.02 of Form 8-K.

The Receivables Pool, page S-37

14.

Comment:  Please revise to disclose when you intend to provide statistical information for the final asset pool.  Also, confirm that you will file a Form 8-K to disclose any variance from the prospectus supplement of any material pool characteristic that is five percent or greater.  Refer to Item 6.05 of Form 8-K.

Response:  The statistical information regarding the asset pool will be presented as of the statistical cutoff date disclosed in the Prospectus Supplement and statistical information regarding the final asset pool will not be disclosed except as stated in the next sentence.  We hereby confirm, on behalf of the Company, that the Company will file a Form 8-K to disclose any variance in the final asset pool from the statistical information presented in the Prospectus Supplement of any material pool characteristic that is five percent or greater.

15.

Comment:  Please add tabular disclosures with respect to the asset pool to reflect i) the amortization periods, ii) original balances of the loans, and iii) any capitalized or uncapitalized accrued interest in the receivables pool as of the statistical cutoff date, as applicable.  If not applicable, please tell us why the information would not be material to an investor.  Refer to Item 1111(b) of Regulation AB.

Response:  We have revised the Prospectus Supplement to include tabular information regarding original balances of the loans and to include bracketed language that tabular information will be included regarding uncapitalized accrued interest if applicable to the asset pool.  Tabular information regarding uncapitalized accrued interest will only potentially be applicable if receivables that are delinquent for 30 or more days are included in the asset pool.  We note, however, that all the receivables will be fully amortizing (no balloon or revolving receivables will be included in the asset pool) and, therefore, tabular information regarding amortization periods is not applicable to this asset pool.  We further note that interest on receivables in an asset pool will not be capitalized and so tabular information regarding capitalized interest will not be applicable.  Please see pages S-44 and S-47 of the Prospectus Supplement.

Description of the Notes, page S-52

16.

Comment:  Please add a separately-captioned subsection to provide a detailed description of how any losses will be allocated.

Response: We have revised the Prospectus Supplement to add disclosure regarding losses in excess of available credit enhancement.  Please see pages S-19 and S-61 of the Prospectus Supplement.  Additionally, in contrast to some transactions with different asset types, losses in excess of available credit enhancement in this transaction and in most retail auto loan securitizations will not result in a write down of the principal balances of the classes of securities.  Instead, after all other available credit enhancement is exhausted, losses will reduce the amount available for distribution among the classes of securities.

Additional Credit Enhancement, page S-61

17.

Comment:  Please add to this bracketed disclosure that you will provide the financial information required by Item 1114(b)(2)(ii) to the extent any credit enhancement provider is liable or contingently liable to provide payments representing 20% or more of the cash flow.  Provide similar disclosure for providers of derivative instruments that have a significance percentage greater than 20% pursuant to Item 1115(b)(2).

Response:  We have revised the Prospectus Supplement to include bracketed disclosure that financial information required by Item 1114(b)(2)(ii) will be added to the extent any credit enhancement provider is liable or contingently liable to provide payments representing 20% or more of the cash flow.  Please see page S-68 of the Prospectus Supplement.  We have also revised the Prospectus Supplement to include bracketed disclosure that information will be added regarding providers of derivative instruments that have a significance percentage greater than 20% pursuant to Item 1115(b)(2).  Please see page S-79 of the Prospectus Supplement.

Fees and Expenses, page S-66

18.

Comment:  Please expand the fees and expenses table to reflect all itemized expenses and fees that will be paid out of the cash flows.  If all of the various fees are to be paid out of a single servicing fee, please provide a detailed breakdown of what percentage each party will receive in the distributions.  We suggest providing footnotes to the servicing fee to provide a comprehensive picture of where the fees and expenses of the servicer will be allocated.  Please refer to Item 1113(c) of Regulation AB.

Response:  We have expanded the fees and expenses table in the Prospectus Supplement to reflect all itemized expenses and fees that will be paid out of the cash flows.  We have noted in the footnotes to the fees and expenses table the fees which are paid out of the servicing fee.  Please see page S-74 of the Prospectus Supplement.

19.

Comment:  We note that in several places you have disclosed the servicer’s fee as a determined percentage.  For examples, see pages S-48 and S-61.  In other areas, such as in the fee table, you have instead provided a bracketed disclosure without a determined percentage.  Please revise for consistency or advise.

Response:  We have revised the Prospectus Supplement to make all references to the servicing fee rate bracketed disclosure without a determined percentage.  Please see pages S-55 and S-69 of the Prospectus Supplement.

Annex C

20.

Comment:  Please include the form of the TALF Certification as Annex C and confirm that the finalized certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

Response:  We have revised the Prospectus Supplement by inserting the Certification as to TALF Eligibility as Annex C as in effect on the date hereof.  We hereby confirm, on behalf of the Company, that the finalized certification will be disclosed in the final Rule 424(b) Prospectus Supplement or filed simultaneously with or prior to the final Prospectus Supplement.  Please see Annex C of the Prospectus Supplement.

Base Prospectus

Underwriting of Motor Vehicle Retail Installment Sales Contracts, page 28

21.

Comment:  We note that you may adjust the underwriting standards of Toyota Motor Capital Corporation based upon external economic market conditions, credit loss, delinquency experience, market factors or other factors.  Please revise to provide bracketed disclosure to indicate that you will provide adjusted underwriting standards, if applicable.

Response:  We have revised the Base Prospectus to disclose that any material adjustments to the underwriting standards will be disclosed in the Prospectus Supplement.  Please see page 29 of the Base Prospectus.  We have revised the Prospectus Supplement to include bracketed language to add disclosure regarding any material adjustments to the underwriting standards.  Please see page S-41 of the Prospectus Supplement.

22.

Comment:  If exceptions may be made to the underwriting criteria, please revise to disclose the types of exceptions that may arise.  Also, revise your prospectus supplement to indicate that you will provide statistical disclosure regarding any exceptions.

Response:  TMCC's underwriting guidelines set forth factors to be considered in extending credit and outlines a decision-making process for credit analysts, supervisors, managers and senior managers to follow.  That process includes an evaluation of a variety of factors that combine to yield an estimation of risk upon which a credit decision is based.  The guidelines, however, do not identify specific criteria that must be met for an extension of credit to be approved.  We have modified the disclosure on pages 28 and 29 of the Base Prospectus to clarify this risk evaluation process.

Where You Can Find More Information About Your Securities, page 33

23.

Comment:  Please revise the depositor’s file number on page 34 to disclose the file number assigned to this registration statement.

Response:  We have revised the Base Prospectus to disclose the file number assigned to this Registration Statement. Please see page 34 of the Base Prospectus.

Static Pool Data, page 35

24.

Comment:  We note that you may decide to provide static pool data on an Internet Web site.  If you intend to disclose the information required by Item 1105 of Regulation AB on an Internet Web site, please disclose your intention here and provide the specific Internet address where the information is posted.

Response:  We note, on behalf of the Company, that the Company does not intend, at this time, to post static pool data on an Internet Web Site and has included as Annex B to the Prospectus Supplement a template of the static pool information that would be delivered with the Prospectus Supplement.  If the Company decides to post static pool data on an Internet Web Site it will disclose the specific Internet address in the related Prospectus Supplement.  We have revised the Prospectus Supplement to included bracketed disclosure regarding the specific Internet address and note, on behalf of the Company, that the Registration Statement includes an the appropriate undertaking with respect to the use of an Internet Web Site.  Please see page S-53 of the Prospectus Supplement.

The Receivables Pools, page 35

25.

Comment:  We note the selection criteria for receivables in the third paragraph on page 36.  Please revise to disclose whether delinquent assets may be included in the pool.  If so, please provide delinquency tables in your prospectus supplement.  We also note your disclosure on the bottom of page S-39.

Response:  We have revised the Base Prospectus to disclose that the delinquency status may be a selection criterion for receivables.  Please see page 36 of the Base Prospectus.  We have also revised the Prospectus Supplement to include bracketed disclosure that a delinquency table will be included if the asset pool includes delinquent receivables.  Please see page S-44 of the Prospectus Supplement.  We note, on behalf of the Company, that a receivable is not delinquent until a payment is 30 or more days past due.  We also confirm, on behalf of the Company, that delinquent assets will not constitute 50% or more of an asset pool as determined in accordance with Item 1101(c)(2)(iv) of Regulation AB.

Indexed Securities. Rage 53

26.

Comment:  It appears here and in a risk factor on page 23 that you contemplate calculation of principal and/or interest on the securities based upon changes in the price of currencies, commodities, indexes of currencies or commodities and other indexes.  Please note that basing payments of principal and interest on factors other than the performance of the underlying assets would not meet the definition of an asset-backed security under Regulation AB.  Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518.  Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset-backed security under Regulation AB.

Response:  We have deleted the risk factor from the Base Prospectus.  We have also deleted the disclosure relating to indexed securities from the Base Prospectus.  Please see pages 23 and 53 of the Base Prospectus.

Collections, page 67

27.

Comment:  Please revise to provide a complete list of instruments that the servicer may utilize to secure timely remittances of collections and provide proper payments.  We note the catch-all term “other security” in the third paragraph.  Please revise.

Response:  We have revised the Base Prospectus to replace the catch-all term “other security” with a complete list of instruments that the servicer may utilize to secure timely remittances of collections and provide proper payments.   Please see page 71 of the Base Prospectus.

TMCC Demand Notes, page 80

28.

Comment:  Please revise this section to provide disclosure indicating that you will comply with all of the requirements of Rule 190(b) under the Securities Act.

Response:  The Company does not believe that the requirements of Rule 190 under the Securities Act are applicable to the demand note.  The Rule states that it is applicable "[i]n an offering of asset-backed securities where the asset pool [emphasis added] includes securities of another issuer ("underlying securities"), unless the underlying securities are themselves exempt from registration under Section 3 of the Securities Act..."  Regulation AB and the implementing release refer to asset pool or pool assets frequently.  The term is used in connection with the percentage of the pool that may be delinquent, the percentage of the pool that may come from residual asset values, the performance of the asset pool, the requirement that the asset pool be discrete, the pool stratification tables, etc.  These references and the required disclosures do not purport to cover eligible investments of proceeds from the asset pool, such as the demand note.  In the Company’s view, Rule 190 does not address situations similar to the demand note, but instead is meant to cover situations where previously issued asset backed or other securities sold in prior offerings are the assets being securitized.

In contrast to underlying securities as defined in Rule 190, the demand notes would be eligible investments of the proceeds of the automobile receivables comprising the asset pool.    The principal amount of the demand note will be zero on the closing date and will increase only as cash from the underlying automobile receivables is invested by the indenture trustee in the demand note.  To clarify this position, the Company has moved the disclosure regarding any demand note to page S-70 of the Prospectus Supplement and page 65 of the Base Prospectus, which is where eligible investments are described.  The demand note and TMCC have also been removed from registration under this Registration Statement as the Company does not view this demand note as different from any other kind of eligible investment, none of which is required to be registered.

The advantage of the demand note is that it better enables the Company to match the payment streams on the asset-backed notes with the payment streams on eligible investments.  This matching is difficult to accomplish when proceeds are invested in eligible investments of third parties.  As the automobile receivables amortize, the proceeds will be invested in the demand note that will pay interest to the issuing entity to cover interest on the asset backed notes and expenses on a current basis and pay principal of the asset backed notes on the expected maturity date.   By having the issuing entity invest the collections of the automobile receivables in the demand note, the Company could better match the timing of payments on the asset backed notes and reduce reinvestment risk of the proceeds from the auto receivables, which amortize relatively quickly, into lower yielding eligible investments with shorter maturities.

In order to determine how the demand note should be treated and the required level of disclosure, Regulation AB should govern.  Regulation AB does explicitly contemplate disclosure of eligible investments in Item 1113(b)(2).  It provides in relevant part: "Describe how cash held pending distribution or other uses is held and invested.  Also describe the length of time cash will be held pending distribution ..." Regulation AB contemplates that cash collections on the financial assets backing the asset backed securities may be invested and provides an explicit disclosure requirement.  The Prospectus Supplement will describe the demand note as well as how long the cash will be held or invested.  Regulation AB does not contain any limitation on the type of eligible investments.  The requirements for the eligible investments are, however, established by the rating agencies.

The Company understands that the Staff must consider the Investment Company Act in its review.  For purposes of the exemptions from the Investment Company Act, an issuer that invests in “eligible assets” will not be deemed to be an investment company.  Rule 3a-7 under the Act defines eligible assets to mean " financial assets ... that by their terms convert into cash within a finite time period plus any rights or other assets designed to assure the servicing or timely distribution of proceeds to security holders." The demand note, which would have a maturity date, is an investment that is made with cash collections to manage timely  distributions to the noteholders.  As such, the demand note squarely fits within this definition.

Finally, if the Staff were to conclude that the demand note must be treated differently than all other types of eligible investments, the Company suggests that while it does not believe registration under Rule 190 to be appropriate and it believes Item 1113 of Regulation AB is controlling, it would not contest classification of the demand note as something requiring compliance with Item 1114 of Regulation AB.

29.

Comment:  In this regard, make corresponding changes to the plan of distribution and underwriting sections, as applicable.

Response:  Please see the above response to comment number 28.

Certain State Tax Consequences, page 94

30.

Comment:  Please revise the first sentence in the second paragraph under this section on page 94 to remove the disclaimer that the tax discussion is “for general information only.”

Response:  We have deleted the sentence in the Base Prospectus stating that the tax discussion is “for general information only.”  Please see page 97 of the Base Prospectus.

Exhibit 5.1

31.

Comment:  We note that you assume “that the terms of such Notes are otherwise in compliance with applicable law.”  Please remove this assumption and revise to provide a legal opinion based on current law.

Response:  We have deleted from Exhibit 5.1 the assumption “that the terms of such Notes are otherwise in compliance with applicable law.”

Should you have any further questions or comments please contact me at 917-777-4400 or Matthew P. Joseph at 917-777-4333.

Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc:

Katherine Adkins, Esq.
Toyota Auto Finance Receivables LLC